Exhibit 10.10

AGREEMENT

THIS LEASE is made as of January 23, 2002, between Richard W. Carpenter, Sr. and Richard S. Davis, Jr. as Tenants in Common, with an address of 5480 Chemin de Vie, Atlanta, GA 30342 ("Landlord") and The Bank of Nashville, with an address of 401 Church Street, Nashville, Tennessee, ("Tenant").

ARTICLE 1 - Definitions

Whenever used in this Lease, the following terms shall have the meanings indicated below:

Building: Building to be constructed consisting of 3,894 square feet on one (1) floor, plus a drive-through canopy of 1,215 square feet, and an eyebrow canopy of 117 square feet, and otherwise in size, dimension and located as set forth on the site plan which is attached hereto and incorporated herein by this reference as Exhibit A ("Site Plan").

Project: The real property comprising not less than 1.05 acres described on Exhibit A-I (the "Land") together with the Building and Project Common Areas to be constructed thereon, as shown on the Site Plan.

Premises: The Premises consists of the Building, Project Common Areas, and the Land.

Parking Spaces: At least 21 full sized parking spaces for the exclusive use by Tenant's employees and licensees and visitors in the parking lot adjacent to the Building, as further shown on the Site Plan. Landlord represents and warrants to Tenant that the parking ratio meets applicable zoning ordinance.

Term: The Term shall commence on the Commencement Date and expire on the last day of the 240th full calendar month thereafter.

Lease Year: The period beginning on the Commencement Date and ending on the last day of the twelfth (12th) full calendar month of the Term, and each 12-month period thereafter during the Term.

Landlord's Work: As described in Article 3 hereof. It is understood and agreed between Landlord and Tenant that the Project is to be constructed on a "turn-key" basis, with Landlord fully completing construction of the Building, including all tenant improvements, as further described herein.

Commencement Date: The date that is one-hundred-twenty-days (120) after the last to occur of: (i) Landlord's Work is complete substantially in accordance with the Plans and Specifications (except for minor punch list items the completion of which does not materially interfere with Tenant's ability to use the Premises as contemplated by this Lease), based on Tenant's architect's certificate of substantial completion, and (ii) receipt by Landlord of a Final Use and Occupancy Permit (the "U & 0") from the appropriate governmental authorities for the Building and the Premises.

Base Rent: Twelve (12%) percent of the Project Cost for Lease Years 1-5 with rental escalations of five (5%) percent in each additional five (5) year period of the Term and each Renewal Term. This Lease will be amended in writing to reflect the actual Base Rent once the Project Cost is determined. In the event the parties have not entered into said amendment by March 8, 2002, either party may terminate this lease by written notice to the other.

Tenant's Share: 100%

Broker: Grubb & Ellis/Centennial, Inc.

Permitted Use: General office including, without limitation, use as a branch banking facility, and uses ancillary thereto.

Project Common Areas: Parking and landscaped areas including the sidewalks and private internal drives contained within and which are common to the Project, and the drives into and out of the Project from the adjoining streets and shopping center.

Project Cost: The cost of Landlord's Work, as defined in the attached Exhibit C and C-l, and as set forth in the Construction Contract, defined hereinafter, plus Land cost of $575,000, and the costs specified in the Letter of Intent and Pro Forma attached as Exhibit B.

Exhibits and Schedules:

Exhibit A -Site Plan
Exhibit A-1 -Legal Description of the Land
Schedule B - Letter of Intent and Pro Forma
Exhibit C -1 Landlord's Work
Exhibit C-l - Plans and Specifications
Exhibit D - Commencement Date Agreement

ARTICLE 2 -Lease Grant

Section 2.1 -Grant - Subject to the terms set forth in this Lease, Landlord leases to Tenant and Tenant leases and takes from Landlord the Premises for the Term of this Lease.

Tenant shall have the right to install and use microwave satellite dish(es) and/or antenna(e) occupying not more than 36 square feet of space (collectively, a "Dish") on the roof of the Building. Landlord shall enable Tenant to install wires, conduits and appurtenant facilities in the Project Common Areas at no cost to Tenant and to have reasonable access to the roof for the installation, replacement and maintenance of the Dish and its associated equipment. No such installation shall be permitted which might void Landlord's warranty on the roof of the Building. In addition, Landlord shall install during the construction phase of the roof, at no cost to Tenant, such vertical roof penetrations as may be necessary to connect the Dish with the Premises.

Tenant may, at Tenant's cost and expense, install a security system in the Premises, with Landlord's consent, which consent shall not unreasonably be withheld, conditioned or delayed.

ARTICLE 3 -Construction

Section 3.1 - Plans and Specifications - Construction Plans and Specifications prepared by Gould Turner Group, PC, dated January 23, 2002, and entitled "Bank of Nashville, Hermitage Branch, Nashville, Tennessee" (the "Plans and Specifications").

Section 3.2 -Landlord's Work

A. Landlord shall perform all work set forth on Exhibit C and C-1 ("Landlord's Work"), at its sole expense, in constructing the Project, including without limitation, all related improvements such as parking, roadways, entrances, and landscaping, all as set forth on the Site Plan and in accordance with the Plans and Specifications. The terms and provisions of Exhibit C and Schedules C-1 are incorporated by reference into this Lease. All such work shall be performed in a good and workmanlike manner and in compliance with all applicable laws, codes, rules, regulations and ordinances, including zoning. Landlord shall use only new and first-class materials for all of its installations. Landlord shall secure all necessary governmental approvals in connection with the construction of the Building and will obtain the Final Use & Occupancy certificate. Landlord shall pay all utility hook-up, tap fees, and other similar charges, regardless whether Landlord or Tenant performs work in connecting utilities for the Premises. Landlord shall promptly commence construction and proceed diligently to completion. Delivery of the Premises by Landlord to Tenant is estimated to be January 1, 2003. Upon the delivery of the Premises to Tenant, Tenant shall have the right to submit a "punch list" to Landlord setting forth uncompleted items of work which are part of Landlord's Work. Upon receipt of this punch list, Landlord shall endeavor in good faith with all due diligence to expeditiously correct all punch list items and any defects in Landlord's Work, within thirty (30) days of the submission of said punch list.

Tenant may, but without obligation, inspect the Project at any time and from time to time during the course of construction, including, without limitation, all construction contracts and construction related books and records. Landlord shall provide to Tenant one (1) full set of as-built scaled drawings in AutoCad format, if available, within three (3) business days of their completion.

B. Upon completion of Landlord's Work, Landlord shall deliver possession of the Premises to Tenant in broom clean and good condition with all utilities in place at the Premises as may be necessary for the conduct of Tenant's business. Hook-up of all utilities shall be Landlord's responsibility; commencement of utility services, including electrical, water and sewer, shall be the Tenant's responsibility.

C. The parties anticipate that the Premises shall be completed so that the Commencement Date can be April 30, 2003. Landlord may change said date based upon change orders required by Tenant, delays caused by the Tenant, and circumstances beyond the reasonable control of Landlord.

D. Upon delivery and acceptance of possession of the Premises, Tenant may construct certain other tenant improvements to the Premises.

For all of Tenant's work, Tenant shall have the right to make substitutions of material of equivalent grade and quality if desired by Tenant, and to make changes necessitated by conditions met in the construction process, provided that Landlord gives its written consent to same, said consent not to unreasonably be withheld, conditioned or delayed.

3.3 Condition of the Premises. Landlord hereby represents and warrants that as the Commencement Date, the Project, including the roof and all other structural portions thereof, will comply with all applicable law, and shall be in good condition and that all equipment and systems serving the Project, including, but not limited to mechanical, HVAC, plumbing and electrical shall be in good condition and in normal working order.

3.4 Tenant's Compliance with Laws. Notwithstanding anything to the contrary contained in the Lease, it is agreed that Tenant shall not be responsible for:

i. complying with any present laws, orders, rules or regulations of federal, state, county, municipal or other governments or governmental authorities or any of their departments, commissions, boards, or agencies or with any direction or recommendation of any public officer or officers pursuant to law or with any orders or notices of the National Board of Fire Underwriters or any requirements of any insurer of the Premises or any part thereof (collectively, the "Requirements"), with respect to either the Project or the Building; (a) which Landlord or any affiliate, predecessor in interest, invitee, servant, employee or agent of Landlord has violated; or (b) where a notice of violation or order was issued prior to the Commencement Date of the Lease and was not related to any work performed by or on behalf of the Tenant; or (c) which require any work, investigation(s) or certification(s) to be made on a building-wide basis under a law enacted after the date of the Lease; or (d) which require any structural work to be performed unless such compliance is required by reason of Tenant's specific manner of use of the Premises or method of operation therein, or by the negligence, acts or omissions of Tenant; or

ii. correcting any work performed by Landlord with respect to the Project where Landlord's work did not comply with such Requirements; or

iii. investigating, certifying, monitoring, encapsulating, removing or in any way dealing with asbestos or hazardous substances unless such asbestos or hazardous substances were introduced into the Premises by Tenant; or

iv. complying with The Americans With Disabilities Act of 1990 in effect as of the Commencement Date, except with respect to improvements made by Tenant within the Premises.

Notwithstanding anything to the contrary contained in the foregoing, Tenant shall also not be responsible for any new, modified or amended law, order, rule, regulation, including without limitation, the American with Disabilities Act, which is enacted or comes into effect within the last three (3) years of the term of this Lease, including any extensions.

Section 3.5 - Hazardous Substances - For the purposes hereof, "Hazardous Substances" means any toxic or hazardous wastes, pollutants, material or substance: (i) defined or listed as a "hazardous substance" or "toxic substance" or similarly identified in or pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (42 U.S.C. Section 9601 et seq.) and amendments thereto and regulations promulgated thereunder; (ii) defined or listed as a "hazardous waste" identified in or pursuant to the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.) and amendments thereto and regulations promulgated thereunder; (iii) hazardous materials identified in or pursuant to the Hazardous Materials Transportation Act (49 U.S.C. Section 1802 et sea.) and amendments thereto and regulations promulgated thereunder; (iv) any chemical substance or mixture regulated under the Toxic Substance Control Act of 1976 (15 U.S.C. Section 2601 et seq.), and amendments thereto and regulations promulgated thereunder; (v) any toxic pollutant under the Clean Water Act (33 U.S.C. Section 1251 et. seq.) and amendments thereto and regulations promulgated thereunder (vi) containing gasoline, oil, diesel fuel or other petroleum products and by-products; (vii) containing polychlorinated biphenuls (PCBs); (viii) containing asbestos; (vix) which is radioactive; (x) the presence of which requires investigation or remediation by any federal, state, or local authority.

Landlord warrants and represents that the Building, Premises and Project do not and shall not contain friable asbestos or other Hazardous Substances. In the event any friable asbestos or other Hazardous Substances are found in the Building, the Premises or the Project, unless arising at the instance of or due to the activities of Tenant, its agents, contractors or employees, Landlord shall, at its sole cost and expense, undertake such measures as may be necessary to eliminate any risk of exposure thereto in accordance with all applicable laws, rules, regulation and ordinances. Landlord shall indemnify, defend and hold harmless Tenant and its respective agents, employees, officers and directors for, from and against any and all losses, liabilities (including, but not limited to, strict liability), damages, injuries, expenses (including, but not limited to, court costs, litigation expenses, reasonable attorneys' fees and costs of settlement or judgment), suits and claims of any and every kind whatsoever paid, incurred or suffered by, or asserted against, Tenant by any person, entity or governmental agency for, with respect to, or as a direct or indirect result of, the presence in or the escape, leakage, spillage, discharge, emission or release from the Project of any Hazardous Substances or the presence of any Hazardous Substances placed on or discharged from the Project by Landlord, its successors or assignees or their respective agents, employees, or contractors.

Tenant shall not create or store friable asbestos or other Hazardous Substances on or about the Premises or the Building. Tenant shall indemnify Landlord from or against any and all claims, damages, losses, costs and expense (including reasonable attorney's fees and court costs) incurred by Landlord as a result of the existence of any friable asbestos or other Hazardous Substances on or about the Premises or the Building arising at the instance of or due to the activities of Tenant, its agents, contractors or employees.

Landlord shall permit Tenant to conduct such environmental studies on the Project as Tenant shall desire. If Landlord or Tenant has any environmental studies or reports at the time of the execution of this Lease or at any time during the term hereof, each shall provide a copy of same to the other.

ARTICLE 4 -Term, Etc.

Section 4.1 - Term - The Term of the Lease shall commence on the Commencement Date. When the Commencement Date has been determined, the parties shall sign an agreement specifying the commencement and expiration dates of the Term, in form as set forth on Exhibit D.

Section 4.2 - Renewal - Tenant shall have two. (2) options to extend the Term of the Lease for a period of five (5) years (each, a "Renewal Term") upon the same terms and conditions as contained in this Lease provided Tenant gives Landlord notice of the exercise of the option not less than one hundred eighty (180) days prior to the beginning of a Renewal Term.

Section 4.3 - Holdover - If Tenant remains in possession of all or any part of the Premises after the expiration of the Term, such tenancy shall be from month-to-month and rent shall continue at a rate equal to 150% of the monthly installment of Base Rent in effect immediately preceding the expiration of the Term.

ARTICLE 5 - Rent and Other Charges

Section 5.1 - Base Rent - Beginning on the Commencement Date, Tenant shall pay the annual Base Rent, as set forth in Article 1 of this Lease, in equal monthly installments on the first day of each month in the Term without deduction or set-off except as otherwise provided herein. For any partial months, Base Rent shall be pro-rated. Tenant shall also pay all applicable Tennessee sales taxes which may in the future be due on Base Rent, at the time of and together with the payment of Base Rent to Landlord.

Section 5.2 - Repairs, Maintenance and other Expenses

A. Tenant will keep the interior and exterior of the Premises and the Project Common Areas in good order and repair (excepting, however all repairs made necessary by reason of fire, casualty the elements or Landlord's default under the terms of this lease), including, all heating, ventilating, air conditioning and other mechanical equipment and systems furnished by Landlord (including replacement of the compressor and other major components), sprinkler systems (including any testing of same) and any water, plumbing, gas or electrical lines or conduits permanently embedded in the walls, floor or ceiling, the roof and structural components of the building, parking lot and landscaped areas at its own cost and expense. Notwithstanding the foregoing, Landlord shall make all necessary repairs to the Premises, including all fixtures and systems (except for fixtures and systems installed by Tenant) located therein, for a period of one (1) year following the Commencement Date; provided, however, Landlord shall not make any repairs necessitated by the negligence of Tenant, its agents or employees. Following said one (1) year period, Landlord agrees to assign to Tenant all warranties for any labor or materials used on or in the Premises or Project Common Areas.

The costs and expenses incurred by Tenant in connection with the maintenance and repair of the Premises and the Project Common Areas shall be accounted as between Landlord and Tenant in accordance with generally accepted accounting principles ("GAAP"), such that, if appropriate in accordance with GAAP, the costs and expenses for capital items shall be amortized over a useful life determined in accordance with GAAP, whether or not Landlord or Tenant so elects for its tax purposes, and, to the extent that the useful life of a capital item extends beyond the Term of this Lease, Landlord shall reimburse Tenant for the portion of the amortized cost that is allocable to that period beyond the Term..

Notwithstanding anything to the contrary contained herein, Tenant shall not be liable to pay any portion of any cost and expense which arises as a result of any improper construction or installation of any portion of the Project, whether or not such item(s) are insured or under warranty or Landlord has any recourse against any contractors or subcontractors for deficient materials and/or workmanship.

Notwithstanding any other provision hereof, Tenant shall not be required to pay the following types of expenses: late fees incurred by Landlord for late payments of bills; any cost or expense which Landlord incurs which is reimbursed to Landlord from any source or for which Landlord is otherwise compensated, including costs for which Landlord receives reimbursement from insurance proceeds; income, profit, franchise, excise, corporate, capital stock, estate, inheritance and any other taxes imposed on, or measured by the income of Landlord from the operation of the Premises; costs associated with any changes in law or of Landlord's compliance with such new or changed law(s); costs arising from the gross negligence or willful misconduct of Landlord or its agents, employees or contractors; interest and principal payments on any mortgage, deed of trust or indebtedness of Landlord; depreciation; payments made under any ground lease; any management or administrative fees and charges; costs representing an amount paid to an affiliate of Landlord which is in excess of the amount which would have been paid in the absence of such relationship; and any other costs or expenses incurred by Landlord which are not chargeable in accordance with generally recognized industry practices to the management, operation, maintenance or repair of the Premises. Further, Tenant shall not be obligated to pay any expense incurred by Landlord which is not invoiced to Tenant within six (6) months of the date of such incurrence.

B. Landlord shall promptly make all repairs due to fire, casualty, the elements or Landlord's failure to comply with the terms of this Lease. Notwithstanding the foregoing, if any of the aforementioned repairs are made necessary by reason of Tenant's gross negligence or willful misconduct, such repairs shall be made by Tenant at its own cost and expense, and Landlord shall provide any insurance proceeds in connection therewith.

C. In the event the need for emergency repairs arises, and such repairs are the obligation of Landlord, Tenant may proceed to have such repairs promptly made and Landlord shall reimburse Tenant for the repair cost within sixty (60) days after receipt of a request for reimbursement from Tenant. Tenant shall use reasonable efforts to give Landlord telephonic or such other notice as may be practical under the circumstances prior to making such emergency repairs.

D. Property Taxes and Insurance - Landlord shall pay and Tenant shall reimburse Landlord for the actual cost of all Real Property Taxes, as defined below, and all property, casualty and liability insurance premiums required to be paid for the Premises and Project Common Areas as described in Article 6.

The term "Real Property Taxes" shall mean all ordinary ad valorem taxes levied against the land, buildings and improvements comprising the Premises, and any sales tax on gross rents from the Premises which are in lieu of ad valorem taxes. Notwithstanding the foregoing, the term Real Property Taxes shall not include, and Tenant shall not be obligated to pay, any income, profit, franchise, excise, corporate, capital stock, estate, inheritance and any other taxes imposed on, or measured by the income (not including taxes on gross rents in lieu of ad valorem taxes) of Landlord from the operation of the Premises. Upon Tenant's request, Landlord shall show proof of payment of Landlord's tax bill.

E. In the event services are interrupted in excess of four (4) consecutive days due to the negligence of Landlord, Rent shall be abated until the services are restored. All Rent shall abate during such time as the Premises are wholly or partially untenantable as a result of the negligence or activities of Landlord.

ARTICLE 6 - Landlord's Additional Covenants

Section 6.1 - Compliance with Laws - Landlord represents that the Building, the Premises and the Project comply with all applicable laws including, without limitation, the Americans with Disabilities Act of 1990, and the rules and regulations promulgated thereunder (the "ADA"). Landlord agrees to indemnify, defend and hold Tenant harmless from and against any and all claims, causes of action, suits, damages, liabilities, judgments, costs and expenses of any kind (including, without limitation, reasonable attorneys' fees, disbursements and court costs) to the extent the same arise out of Landlord's breach of the foregoing obligation.

Section 6.2 - Insurance - Landlord agrees to maintain and keep in full force and effect, with a reputable insurance company licensed to do business in the state in which the Building is located, and rated at least A-, X by A.M. Best Insurance Rating Company, the following insurance: (a) comprehensive general liability insurance (including a contractual liability and fire legal liability insurance endorsement) against claims for bodily injury, death, property damage and personal injury in amounts not less than $3,000,000.00 combined single limit; (b) "Causes of Loss - Special Form" property insurance in an amount equal to one- hundred-percent (100%) replacement cost of the Project, including the Premises and all leasehold improvements, as such may change from time to time, with no co-insurance and with reasonable and customary deductibles only.

Landlord's obligations under this Lease, including without limitation, its obligations to repair and replace in the event of casualty loss, shall assume that, to the extent Landlord maintains insurance in amounts less than full replacement cost, Landlord shall promptly fund and pay the difference in such amounts in performing its obligations under this Lease.

Landlord and Tenant hereby release the other from any and all liability or responsibility to the other or anyone claiming through or under them by way of subrogation or otherwise for any loss or damage to property covered by insurance then in force, even if any such fire or other casualty occurrence shall have been caused by the fault or negligence of the other party, or anyone for whom such party may be responsible. Landlord and Tenant further agree to provide for or endorse said insurance polices required hereunder agreeing to the waiver of subrogation.

Section 6.3 - Quiet Enjoyment - Landlord covenants, warrants and represents that Landlord has full right and power, and lawful authority to enter into, execute and perform this Lease for the full term granted herein and for all extensions provided herein, free and clear of all occupancies and tenancies, and to grant the estate demised herein; and upon Tenant's paying the rent and observing all of the terms of this Lease to be observed by Tenant, Tenant may peaceably and quietly hold and enjoy the Project, and all rights, easements, covenants, and privileges belonging or in any way appertaining thereto without hindrance or molestation by the Landlord ,or any person or entity claiming by, through or under the Landlord.

Section 6.4 - Subordination - Tenant agrees to subordinate this lease to any first mortgage placed on the Project, provided only that so long as this lease is in full force and effect (1) Tenants tenancy shall not be disturbed, nor will this lease be affected by any default under such mortgage; (2) The rights of Tenant hereunder shall expressly survive and shall not be cut off; and (3) this Lease shall, in all respects, remain in full force and effect.

ARTICLE 7 - Tenant's Additional Covenants and Rights

Section 7.1 - Affirmative Covenants

A. Use and Premises - Tenant shall only use the Premises for the Permitted Use.

B. Repair -Tenant shall maintain the Premises in good order and repair, ordinary wear and tear, damage due to casualty or condemnation excepted. If Tenant fails to maintain the Premises as required by this Lease, which failure is not corrected after written notice to Tenant and the expiration of default cure periods as stated below, Landlord may, on ten (10) days prior notice (except that no notice shall be required in case of emergency), enter the Premises and perform such maintenance on behalf of Tenant. In such case, Tenant shall reimburse Landlord for all reasonable costs incurred in performing such maintenance or repair immediately on demand.

C. Insurance - The Tenant covenants to maintain property insurance for Tenant's personal property and the leasehold improvements at the Premises against loss or damage by fire and other hazards. A certificate of insurance, including additional and renewal certificates, shall be delivered to Landlord.

D. Tenant's Compliance with Laws and Usage - Tenant, will not engage in any activity which would materially violate any applicable laws or cause Landlord's insurance to be canceled or the rate to be increased and Tenant will not knowingly commit or permit waste in the Building. In addition and notwithstanding anything to the contrary contained in this Lease, Tenant shall comply with all laws, ordinances and regulations which are applicable to Tenant's specific use and occupancy of the Building and Premises.

E. Attornment - If any purchaser or transferee succeeds to the rights of Landlord under this Lease, then at the request of such party Tenant shall attorn to and recognize such party as landlord under this Lease, provided such party recognizes this Lease, does not disturb Tenant's use and possession, and assumes all of Landlord's obligations.

F. Surrender of Premises - At the expiration or earlier termination of this Lease, Tenant shall surrender to Landlord the Premises in good order and condition (ordinary wear and tear, damage due to casualty and taking due to condemnation excepted) provided however, Tenant shall repair and restore all vertical roof penetrations to the Building, and hereby agrees to employ Landlord's approved roofing contractor for any such roof work, at reasonable market rates only.

G. Utilities - Tenant shall pay for all gas, heat, light, power, telephone, sprinkler charges and other utilities and services used in or from the Premises, together with any taxes, penalties, surcharges or the like pertaining thereto and any maintenance charges for utilities.

Section 7.2 - Assignment and Subletting - Tenant shall not, without the written consent of the Landlord, assign this Lease or sublease the Premises. Landlord's consent shall not be unreasonably withheld, delayed or conditioned. No sublease or assignment shall release Tenant from any liability. Tenant shall have the right, without Landlord's consent, to assign the Lease or sublet all or any part of the Premises to any entity which: (i) is Tenant's parent organization; or (ii) is a wholly-owned subsidiary of Tenant or Tenant's parent organization; or (iii) results from a consolidation or merger with Tenant's parent organization; or (iv) is any successor in interest of all or substantially all of the assets, stock or business of Tenant.

Section 7.3 - Additional Rights

A. Alterations - Landlord's consent shall not be required for alterations or improvements ("Alterations") which do not affect the Building's systems or structure, provided, however, that (i) Tenant shall give Landlord prior written notice of any such intended alterations, and (ii) Tenant shall allow or cause no lien to be placed upon the Project or the Building. For other Alterations, Landlord shall not unreasonably withhold or condition or unduly delay its consent thereto. Landlord may not charge any fee for review, administration, coordination and/or supervision. Landlord shall cooperate with Tenant to expedite the procurement of building permits. Tenant may, at the expiration of this Lease, remove its trade fixtures, furniture, and equipment provided Tenant reasonably repairs any damage thereby caused. Any such trade fixtures, furniture and equipment of Tenant not removed by Tenant within thirty (30) days after the expiration of this Lease shall become the Property of landlord.

B. Signage - Tenant shall be permitted to affix signs to the Building and in the Project Common Areas as permitted by the "OEA" (as hereinafter defined) and applicable zoning ordinances.

C. Access to Premises - Tenant shall have access to the Premises at all times.

D. Tenant's Right to "Go Dark" - Notwithstanding anything contained herein, so long as Tenant is not in default, Tenant may vacate the Premises during the primary lease term or any option period so long as Tenant provides Landlord with thirty (30) days prior written notice and agrees to the following:

1) Tenant shall surrender the Premises to Landlord ninety (90) days after Landlord's receipt of Tenant's notice to vacate the Premises; and,

2) Tenant will continue to pay Rent and Additional Rent until such time as Landlord has re-leased the Premises to a "New Tenant" and that New Tenant is paying Landlord rent and additional rent. (i.e. If the New Tenant requires free rent, Tenant shall continue to pay base rent and additional rent until the end of said free rent period). However, Landlord has no obligation to re-lease the Premises, and if so chooses, may allow the Premises to remain vacant throughout the remainder of the Lease term with Tenant being fully obligated to continue paying Rent and Additional Rent for the remainder of the Lease term.

E. Right of Tenant to Purchase Premises. Landlord covenants and agrees not to sell or otherwise dispose of the Premises or any part thereof during the term of the Lease, unless Landlord shall have first received a bona fide offer for the purchase of the Premises, acceptable to Landlord in all respects, and shall have notified Tenant in writing of the names of the party or parties making the same, together with a true and complete copy of such bona fide offer setting forth the price, terms, and conditions thereof; and Landlord agrees that Tenant shall thereupon have the prior right to purchase the Premises at the same price and upon the same terms and conditions as are contained in such bona fide offer, which said right may be exercised by giving notice to Landlord of exercise at any time within fifteen (15) days after Tenant's notice of said offer from Landlord is effective in accordance with Section 10.1(D). Upon the exercise of such option to purchase, Tenant shall have a period of thirty (30) days thereafter before being obliged to make payment for or to accept title to the Premises unless by the terms and conditions of said offer, a period of more than thirty days is specified for the closing in which case Tenant shall have such longer period. Any sums owing by Landlord to Tenant at the time of closing, by virtue of any provision of this Lease, shall be deducted from the purchase price. This prior right to purchase shall continue in full force and effect throughout the term of this Lease, including any extensions, regardless of the number of offers and/or sales of the Premises by Landlord, its successors and assigns, and Tenant's said prior right of purchase shall apply with respect to each and every new offer for the Premises, as specified above, and shall be binding on Landlord and each of its successors and assigns.

ARTICLE 8 - Destruction/Condemnation

Section 8.1 - Damage by Fire or Other Casualty - If the Building shall be damaged or destroyed by fire or other casualty to the extent of more than eighty percent (80%), then each party shall have the right to terminate this Lease. If this Lease is not terminated, Landlord shall, with all due diligence, repair and reconstruct the Premises and the Building to the condition which existed prior to such damage or destruction. If damage to the Building is less than eighty percent (80%) Landlord shall rebuild or repair the Building and any other improvements damaged as a result of the casualty. Landlord shall commence any repairs and replacements promptly, but in no event more than sixty (60) days after the casualty event, and shall diligently pursue such repairs and replacements to completion. If such rebuilding or repairs cannot be completed within 240 days from the date of the casualty as reasonably determined by Landlord's contractor, then Tenant shall have the option to terminate this Lease upon written notice to Landlord within sixty (60) days after Tenant's receipt of any such determination and Tenant shall have sixty (60) days from the date of said notice to vacate the Premises. Tenant shall be allowed an abatement of rent from the date of such damage or destruction: (i) up until the date Tenant actually vacates the Premises, if the Premises are not repaired and reconstructed, or (ii) until thirty (30) days after the Landlord delivers the Premises to Tenant and Tenant accepts the Premises as being in the condition as set forth in Exhibit C and C-l, if the Premises are to be repaired and reconstructed under the terms of this Lease.

Section 8.2 - Eminent Domain - If the entire Building is taken under power of eminent domain or is sold in lieu of condemnation, or if a portion of the Building is so taken and the portion remaining in the Building shall not be adequate for Tenant to reasonably operate its business, then this Lease shall terminate as of the date of such taking. Tenant shall have the right to receive from any compensation award or sale proceeds, an amount equal to the value of its leasehold improvements and relocation expenses. Tenant waives any right to recover the value of the unexpired Term of this Lease. If there is no termination of this lease, the rent and other charges shall be abated in proportion to the part of the Building or Premises so taken."

ARTICLE 9 - Default

Section 9.1 - Default - All rights and remedies of Landlord herein enumerated shall be cumulative, and none shall exclude any other rights or remedies allowed by law or in equity. The occurrence of any of the following shall constitute a default and breach of this Lease by Tenant:

(a) Tenant shall fail, neglect or refuse to pay any installment of Rent within ten (10) days and in the amount as herein provided, or to pay any other monies agreed to by it to be paid within ten (10) days when and as the same shall become due and payable under the terms hereof; or if

(b) Tenant shall fail, neglect or refuse to keep and perform any of the other covenants, conditions, stipulations or agreements herein contained, and such default shall continue for a period of more than thirty (30) days after notice thereof is given in writing to Tenant by Landlord (provided, however, that if the cause for giving such notice involves the making of repairs or other matters reasonably requiring a longer period of time than said thirty (30) day period, Tenant shall be deemed to have complied with such notice so long as it has commenced to comply with said notice within said thirty (30) day period and is diligently prosecuting compliance of said notice);

Section 9.2 - Acceleration of Rent - In the event of any such default or breach of this Lease by Tenant, Landlord shall have the right and option to declare the entire Rent due for the balance of the term hereof together with the costs of suit and reasonable attorney's fees immediately due and payable by Tenant, and shall have any or all of the remedies hereunder set forth, and further, in the event of such default or breach of this Lease by Tenant, the Tenant does hereby authorize and fully empower Landlord or Landlord's agent to cancel or annul this Lease at once and re-enter the Premises and remove all persons and their property therein, and such property may be stored in a public warehouse or elsewhere at the cost of the Tenant, all without being deemed guilty of any manner of trespass and without prejudice to any remedies which might otherwise be used by Landlord.

Section 9.3 - Reletting - The Landlord may, however, at its option at any time after Tenant's default and the expiration of applicable cure periods, re-enter and take possession of said Premises and remove any property contained therein without such re-entry working a forfeiture of the Rents to be paid and the covenants, agreements and conditions to be kept and performed by Tenant for the full term of this Lease. In such event, Landlord shall have the right, but not the obligation, to divide or subdivide the Premises in any manner Landlord may determine and to lease or let the same or portions thereof for such periods of time and at such rentals and for such use and upon such covenants and conditions as Landlord may elect at its reasonable discretion, applying the net rentals from such letting first to the payment of Landlord's expense incurred in dispossessing Tenant, including, without limitation, reasonable attorney fees, and the cost and expense of making such improvements, alterations and repairs in the Premises as may be reasonably necessary in order to enable Landlord to re-let the same, and to the payment of any ordinary and customary brokerage commissions or other reasonable necessary expenses of Landlord in connection with such re- letting. The balance, if any, shall be applied by Landlord, from time to time, on account of the payments due or payable by Tenant hereunder with the right reserved to Landlord to bring such action or proceedings for the recovery of any deficits remaining unpaid as Landlord may deem favorable from time to time without obligation to await the end of the term hereof for the final determination of Tenant's account. The failure or refusal of Landlord to re-let the Premises or any part or parts thereof shall not release or affect Tenant's liability for damages. Landlord may make such alterations, repairs, replacements and/or decorations in the Premises as Landlord, in Landlord's reasonable judgment, considers advisable and necessary for the purpose of re-letting the Premises; and the making of such alterations, repairs, replacements, and/or decorations shall not operate or be construed to release Tenant from liability hereunder as aforesaid. In any actions or proceedings against Tenant for any of the above deficits or "Final Damages", Landlord shall be entitled to recover reasonable attorneys fees incurred.

Section 9.4 - Final Damages - Any balance remaining, however, after full payment and liquidation of Landlord's account as aforesaid, shall be paid to Tenant from time to time with the right reserved to Landlord at any time to give notice in writing to Tenant of Landlord's election to cancel and terminate this Lease and require Tenant to pay "Final Damages" upon the giving of such notice and the simultaneous payment by Tenant to Landlord of "Final Damages" this Lease shall and the obligations thereunder on the part of either party to the other shall terminate.

"Final Damages" means the present worth of the amount by which "Final Credits" exceeds "Final Debits." "Final Credits" means the annual rent that would have been payable from the date on which the above election is exercised to the date on which the term of this Lease would have expired if this Lease had not been terminated. "Final Debits" means the fair rental value of the Premises for the same period. Present worth shall be discounted at a rate equal to the "Base Rate" on the date on which the election is exercised. The discount shall be compounded monthly. The "Base Rate" means the Base Rate of SunTrust Bank of Tennessee ("SunTrust") (or its successor) as publicly announced from time to time. If SunTrust ceases to publicly announce its base rate, the Base Rate shall be the average prime rate on short term business loans for the month prior to the month in which the option is exercised as set forth in the Federal Reserve Statistical Release published by the Board of Governors of the Federal Reserve System.

Section 9.5 - Landlord's Obligation to Mitigate Damages -Anything herein to the contrary notwithstanding, nothing herein shall be construed to limit any legal obligations of Landlord to mitigate Landlord's damages or to cause a waiver of any rights or defenses available to Tenant.

Section 9.6 - Interest of Unpaid Rent - All payments due under this Lease shall be deemed to be due and payable by Tenant to Landlord with interest thereon from ten (10) days after the date when the particular amount became due to the date of payment thereof to Landlord. The aforesaid interest shall be the lesser of highest legal rate then in effect in the State of Tennessee or the "Prime Rate" quoted by the Wall Street Journal plus three percent (3%) but not more than the maximum permitted by applicable law.

Section 9.7 - Bankruptcy of Tenant -

(a) If there shall be filed against Tenant, in any court, pursuant to any statute, either of the United States or of any state, a petition in bankruptcy or insolvency or for reorganization or for the appointment -of a receiver or trustee of all or any portion of Tenant's property and Tenant fails to secure a discharge thereof within ninety (90) days from the date of such filing, or if Tenant shall voluntarily file any such petition nor make an assignment for the benefit of creditors or petition for or enter into an arrangement, then, in any of such events, this Lease, at the option of Landlord, may be canceled and terminated. In the event of a termination of this Lease' pursuant to this Paragraph, neither Tenant nor any person claiming through or under Tenant (whether by virtue of any statute or any order of any court or otherwise) shall be entitled to acquire or remain in possession of the Premises, as the case may be, and Tenant or any other such person shall forthwith quit and surrender the Premises. If this Lease shall be so canceled or terminated, Landlord, in addition to the other rights and remedies of Landlord contained elsewhere in this Lease, or under any statute or rule of law, may retain as liquidated damages any Rent, security deposit and any other money received by Landlord from Tenant or others on behalf of Tenant.

(b) In the event of a proceeding involving Tenant under the Bankruptcy Code, 11 U.S.A. 101 et seq., if this Lease is assumed by Tenant's trustee in bankruptcy (after such trustee has cured all existing defaults, compensated Landlord for any reasonable, compensable loss resulting therefrom and provided adequate assurance of future performance), then this Lease may not be assigned by the trustee to a third party, unless such party (a) executes and delivers to Landlord an agreement in recordable form whereby such party assumes and agrees with Landlord to discharge all obligations of Tenant under this Lease, including, without limitation, the provisions of Paragraph 7 relating to the permitted use of the Premises and the manner of operation thereof; and (b) has a net worth and operating experience at least comparable to that possessed by Tenant named herein as of the execution of this Lease.

ARTICLE 10 - Miscellaneous

Section 10.1 - Mutual Covenants -

A. Brokers -Landlord and Tenant warrant and represent that they have not dealt with any broker or agent in connection with this Lease other than any Broker named in Article I above, whose commissions, if any, shall be paid by Landlord, and agree to indemnify and hold each other harmless from any and all costs or liability for compensation claimed by any such broker or agent employed by it or claiming to have been engaged by it in connection with this Lease.

B. Estoppel Certificate - Either party shall, upon not less than twenty (20) days prior written request by the other, deliver a statement in writing certifying that this Lease is unmodified and in full force and effect; whether there are then any set-offs or defenses against enforcement of any of the terms hereof; the dates to which rent and other charges have been paid in advance; and whether the requesting party is in default under any provisions of this Lease.

C. Indemnification - Tenant and Landlord agree to indemnify and hold harmless each other and their respective agents, employees, and contractors against any and all claims, demands, expenses, losses, suits and damages as may be occasioned by reason of (i) any accident or matter occurring on or about the Project, causing injury to persons or damage to property resulting in whole or in part from the negligence or otherwise tortious act of the indemnifying party or its agents, servants or employees, (ii) the failure of the indemnifying party to fully and faithfully to perform the obligations and observe the material conditions of this Lease, and (iii) the negligence or otherwise tortious act of the indemnifying party, its agents, servants or employees.

D. Notices - All notices shall be in writing, and sent to the addresses of the parties herein. Notices shall be sent by overnight air courier, or by certified mail return receipt requested. Notices shall be deemed effective on the first business day after tender (if sent by air courier) or on the fifth business day after posting (if sent by certified mail). Either party may change its notice address by sending written notice to the other party.

Landlord's Address is:
5480 Chemin de Vie
Atlanta, Georgia 30342

Tenant's Address is:
401 Church Street
Nashville, Tennessee
Attn: Joan Marshall, Senior Vice President

With a copy to:
Hollins & Associates
401 Church Street, Suite 2720
Nashville, Tennessee 37219
Attn: N. Courtney Hollins, Esq.

Section 10.2 - Miscellaneous-

A. "Governing Laws - This Lease shall be governed by the laws of the State of Tennessee.

B. Waiver, Merger, Etc. - No failure by either party to insist upon the strict performance of any obligation of the other party under this Lease or to exercise any right or remedy, shall constitute a waiver of any such right or remedy. This Lease constitutes the entire agreement of the parties and may not be amended except in writing signed by the parties hereto. No other terms or conditions, express or implied, exist between the parties. If any provision of this Lease is held to be invalid, void or unenforceable, the remainder of the provisions shall remain the full force.

C. Authority/Successors - The parties warrant and represent that their undersigned representatives have all due power and authority to execute this Lease on their behalf. This Lease shall be binding and inure to the benefit of the successors and assigns of the parties.

D. Limitation of Liability - In case Landlord shall be a joint venture, partnership, tenancy-in- common, association or other form of joint ownership, the members of any such joint venture, partnership, tenancy-in-common, association or other form of joint ownership, shall have no personal liability with respect to any provision of this Lease or any obligation or liability arising from this Lease or in connection with this Lease in the event of a breach or default by Landlord of any of its obligations. Tenant shall look solely to the equity of the Landlord and/or the proceeds of insurance of Landlord, as appropriate, for the satisfaction of any claims of Tenant.

E. Right of Entry; Inspection - Upon advance notice to Tenant (except in case of an emergency), Landlord and Landlord's agents and representatives shall have the right to enter and inspect the Premises at any reasonable time during business hours, to ascertain the condition of the Premises, to make such repairs as may be required or permitted to be made by Landlord under the terms of this Lease, or to show the Premises to prospective purchasers or tenants, provided, however, Landlord shall use reasonable efforts to minimize any disruption to Tenant's business and repair any damages caused in a good and workmanlike manner. Landlord shall have the right to place or erect in the common areas of the Project a suitable sign indicating the Premises are available for rent during the last two (2) months of the Term.

F. Operation and Easement Agreement - Tenant acknowledges that the Premises is encumbered by an Operation and Easement Agreement (the "OEA") of record in Book 9852, page 151, R.O.D.C.T., and by certain easements as set forth on that certain Plat of record in Book 9700, page 526, R.O.D.C.T. Tenant agrees not to take any action which would constitute a violation of the material provisions of said OEA.

Except the OEA and the Plat, Tenant shall not be obligated to comply with any restrictions, covenants, and easements, whether or not of record, which affect the Project. Tenant shall have no obligation to perform independent title searches or other due diligence on the Project or to make any investigation as to the restrictions, covenants and easements which apply to the Project or to which Landlord is otherwise bound.

G. Surrender of Premises - Upon termination of the Term of this Lease, Tenant shall surrender possession of the Premises to Landlord in good condition with all systems in working order, ordinary wear and tear and damage by casualty or condemnation excepted.

H. Counterparts - This Lease may be executed in one or more counterparts which, when taken together, shall constitute one document.

I. No Joint Venture - The terms of this Lease shall not be interpreted to mean that Landlord and Tenant are partners or joint venturers; it being understood that the relationship of the parties hereto is that of landlord and tenant.

J. Memorandum of Lease - This Lease shall not be recorded but a Memorandum hereof describing the property hereby demised and setting forth the Term hereof and any renewal rights shall be executed by Landlord and Tenant in recordable form at the request of either party. Either party shall have the right to record such Memorandum and all recording fees shall be paid by the party so requesting recordation. All conveyance fees and transfer taxes which are due and payable as a result of the execution and delivery of this Lease shall be paid for by the party requesting recording.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease.

WITNESSES:
/s/ REBECCA LOVE
/s/ KAREN C. WELLS

LANDLORD:
/s/ RICHARD W. CARPENTER, SR.
/s/ RICHARD S. DAVIS, JR.

TENANT:

The Bank of Nashville

By: /s/ J. HUNTER ATKINS
Name: J. Hunter Atkins

Title: CEO

EXHIBIT A

SITE PLAN

Picture of Site.

EXHIBIT A-1

LEGAL DESCRIPTION

Lot 12 on the Final Plat of Jackson Downs Commercial of record in Plat Book 9700, page 526, Register's Office for Davidson County, Tennessee.

Retail Property Management, Inc

May 4, 2001

RE: Bank of Nashville at Jackson Downs

HAND DELIVERED

Mr. David McDowell
Grubb & Ellis/Centennial, Inc.
2300 West End Avenue
Nashville, Tennessee 37203

Dear Mr. McDowell:

SUBJECT: LETTER OF INTENT TO LEASE

The purpose of this letter is to formalize our intent to build-to-suit for the Bank of Nashville at Jackson Downs on Lot 12 of the Jackson Downs Commercial Subdivision. The Lessor, an LLC to be formed by Richard W. Carpenter and Richard S. Davis, Jr., shall purchase Lot 12 and construct a branch banking facility as specified in plans and specifications to be provided by the Lessee, or developed jointly by the parties. The Lessee, The Bank of Nashville, and Lessor agrees to execute a formal lease agreement containing substantially all of the terms and conditions contained herein.

Property: 1.05 acres, Parcel 12 of the Jackson Downs Commercial Subdivision.

Term: Twenty (20) years from the "Date of Occupancy" as defined in the lease, The Lessee shall have the option to extend the lease for two additional five (5) year terms by providing written notice to Lessor six months prior to the expiration of a term.

Building and Development: Lessor shall provide a turnkey building and site constructed according to the plans and specifications to be provided by the Lessee or developed by Lessor and Lessee with an architect chosen by Lessor and Lessee. The date of Occupancy shall be defined in the lease and shall be determined by Lessee.

Rent: The base rent for the project shall be based upon a twelve (12%) percent return on the actual project cost, as determined by the parties. The purchase price of the land is $575,000. The Lessor shall bid the project with bondable general contractors experienced in this type of construction. A pro forma budget is attached to this letter containing the estimated costs for each item involved in determining project cost. Those items marked with an asterisk shall not increase more than five (5%) in the final calculation of cost. The final cost shall be determined at the time of the bid award and the rent for the first five years shall be fixed at 12 % of the final cost. The building cost is dependant upon the plans provided by Lessee and can not be determined until the bid process is completed. The Sitework cost includes grading, drainage, utilities, paving, site lighting, and other items as specified on plans to be provided by Lessee or developed by Lessor and Lessee. This cost can not be determined until the plans are received and the bid process is complete. Lessor estimates, based upon conversations with Lessee and local contractors, that the cost of the land and sitework should be as shown on the proforma. The final budget shall be subject to the approval of both Lessor and Lessee. The rent shall be increased five (5%) at the beginning of each five year period of the initial term and options.

Continuing Maintenance and Common Area Costs: The lease is intended to be a fully net lease with the Lessee either maintaining or reimbursing the Lessor for real estate taxes, property and casualty insurance, utilities, common area maintenance, and after a one year construction guarantee period, the HVAC and roof. All warrantees of work and materials such as manufacturers warrantees on equipment and materials shall be assigned to Lessee.

Due Diligence Period: The Lessee shall have ninety (90) days in which to obtain the necessary government approvals for a branch prior to the beginning of the pre-development term in the lease. The parties agree to use their best efforts to complete a formal lease document by July 31, 2001.

Earnest Money: If, after the due diligence period Lessee decides not to proceed with the project, Lessee shall reimburse Lessor for the actual out of pocket costs of development completed to that point plus the interest on the land at prime plus one (1%) percent.

This proposal is not legally binding on either party, but contingent upon the Lessee obtaining the required board and regulatory approvals and the execution of a mutually agreed to Lease Agreement. Each of the parties will be responsible for its own costs and attorneys fees associated with preparing and implementing this letter of intent and the Lease Agreement.

This will provide the basis for a formal lease document to be negotiated between the parties. If this is your understanding of the agreed terms and conditions, please ask a representative of the Lessee to indicate their acceptance by signing below and returning one original to our office.

Sincerely,

/s/ DICK DAVIS

Dick Davis
For Lessor

cc: Richard W. Carpenter

Accepted and Agreed this 10th day of May, 2001

The Bank of Nashville
By: /s/ C. BLAKE PARKS
First Vice President

By: /s/ JOAN B. MARSHALL
Senior Vice President

Bank of Nashville
Jackson Downs

Pro Forma

Land				$575,000 fixed
PreDevelopment:
Legal				$2,500 *
Property Tax				$3,500 *
Survey				$4,000 *
Engineering				$10,000 *
Sub Total				$20,000

Construction:
Architecture				$12,000 *
Sitework				$185,000
General Conditions				$36,000 *
Landscaping				$35,000 *
Contingency				$30.000 *
Building		3,800	$65.00	$247,000
Sub Total				$545,000

Loan:
Legal and Closing				$7,500 *
Bond				$5.000
Interest				$65,258
Fees
Construction		0.25%		$3,125
Permanent		1.50%		$18,666
Lenders Inspection				4,500
Sub Total				$104,048

Total Project Cost				$1,244,048

Rent	12%			$149,200

*These items shall not increase more than 5% in the final cost and rent calculation. Lessee shall receive the benefit of any decrease.

EXHIBIT C

LANDLORD'S WORK

Landlord's Work consists of the construction to full completion of all buildings and improvements in substantial compliance with the Plans and Specifications. Landlord's Work will be performed by Landlord at its sole cost and expense. Landlord shall submit the Plans and Specifications for competitive bidding with at least three (3) reputable, licensed and bonded contractors. Landlord shall not charge any fee for supervision or general conditions. Landlord shall allow Tenant's representative to participate fully in the bidding and award process, and barring any fraud Landlord's Work will be awarded to the lowest bidder. Landlord and Tenant must approve in writing the Construction Contract which shall be a stipulated sum contract on standard AlA form. Prior to commencing any change in Landlord's Work as a result of a change order desired by Tenant, Landlord will prepare and deliver to Tenant, for Tenant's approval, a change orer setting forth the total cost of such change, which will include, without limitation, associated architectural, engineering, and contractor's costs and fees, completion schedule changes, and other like items. Change orders shall be priced at the actual cost to Landlord, without surcharge, fee or general conditions to be paid to Landlord. If Tenant fails to approve such change order within five (5) business days after delivery by Landlord, Tenant shall be deemed to have withdrawn the proposed change and Landlord will not proceed to perform the change. Upon Landlord's receipt of Tenant's approval of the change, Landlord will diligently proceed with the change. The total cost of all change orders shall be paid by Tenant within thirty (30) days after Tenant's approval of a change order.

Landlord's Work shall include the completion of the Building on elevations above the 100 year flood plain, with appropriate engineer's certifications, and such radon preventative measures as are ordinary and reasonable for the conditions set forth in that certain Phase I assessment prepared by The Breland Group, LLC.

SCHEDULE C-l

PLANS AND SPECIFICATIONS

Plans and specifications dated January 23, 2002 prepared by Gould Turner Group, PC dated January 23, 2002, Job #21046, "Bank of Nashville, Hermitage Branch.

EXHIBIT D

COMMENCEMENT AGREEMENT

This Agreement is made and entered into as of the day of , 20 between ("Landlord") and ("Tenant"), and shall be attached to and made a part of that certain Lease between Landlord and Tenant dated , 20 (the "Lease") demising square feet at (the "Premises", as such term is further defined in the Lease).

Pursuant to the provisions of the Lease, Landlord and Tenant intending to be legally bound hereby, agree to the following:

1. The term of the Lease commenced on , and shall terminate on , unless sooner terminated or extended as provided in the Lease.

2. Fixed Minimum Rent shall commence on the day of .

IN WITNESS WHEREOF, the parties have duly executed this supplement to the Lease as of the day and year first above written

LANDLORD:

______________________________________________

By: ___________________________________________

Title: __________________________________________

TENANT:

THE BANK OF NASHVILLE
A TENNESSEE STATE MEMBER BANK

By: __________________________________________

Title: _________________________________________